LASER PHOTONICS CORPORATION
1101 N. Keller Road, Suite G
Orlando, FL 32810

April 29, 2022

Via Edgar Correspondence
Thomas Jones, Esq.
Staff Attorney
Office of Manufacturing Division of Corporation Finance
Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:	Laser Photonics Corporation Amendment No. 6 to Registration Statement on Form S-1 Filed March 24, 2022 File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2022, with respect to Amendment No. 6 to the registration statement on Form S-1 (File No. 333261129) that was confidentially submitted to the Commission on Form DRS on July 28, 2021 and amended on September 29, 2021, December 23, 2021, January 19, 2021, February 7, 2022, February 23, 2022, March 2, 2022 and March 13, 2022 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 7 to the Registration Statement (“Amendment No. 7”). The numbered paragraph below corresponds to the numbered comment in that letter. The Staff’s comment is presented in bold italics.

Amendment No. 6 to Registration Statement on Form S-1 filed March 24, 2022 The warrants offered hereby designate the state and federal courts, page 28

1.
Please revise the disclosure on page 28 as requested in prior comments 1 and 2. We note your revised disclosure on page 83.

Response: We have revised our disclosure on page 28 to make clear that the forum selection clause does not apply to claims under the Securities Act and the Exchange Act.

We also have updated the disclosure to reflect the audited financial statements for the year ended December 31, 2022 and the applicable financial information for the year ended December 31, 2022. If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 9102030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC Christopher J. Bellini, Esq., Cozen O’Connor Seth Popick, Cozen O’Connor